For period ending   September 30, 2008		Exhibit 77C

File number 811-7528


Insured Municipal Income Fund Inc.


	An insufficient number of holders of the Funds common and auction preferred stock were present, in person or by proxy, at the Funds 2008 Annual Meeting of Shareholders (the Annual Meeting) to constitute a quorum for the conduct of business at the meeting. Accordingly, the Annual Meeting was adjourned without the election of directors taking place, and under applicable law, the incumbent directors continue as board members.

The Annual Meeting, originally scheduled for July 17, 2008, was adjourned to September 3, 2008, and then to September 12, 2008 in each case to permit additional solicitation of proxies. A quorum could not be achieved on any of these dates. The incumbent directors are as follows:
Richard Q. Armstrong, Alan S. Bernikow, Richard R. Burt, Meyer Feldberg, Bernard H. Garil and Heather R. Higgins.